Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip delivers strong Q2 performance despite challenging macro environment

Gross Bookings grew by 20.9%2 YoY | Adjusted Margin for each Non-Air Business segment grew between 20.2% to 29.8% YoY2

National, October 26, 2026 (NASDAQ: MMYT) — MakeMyTrip Limited today announced its unaudited financial and operating results for its fiscal second quarter ended September 30, 2026, as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q2 FY27

	Q2 FY27 ($ Million)	Q2 FY26 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	2,724.7	2,447.3	20.9%
Revenue as per IFRS	235.2	229.3	11.2%
Adjusted Margin[1]
Air Ticketing	108.6	102.8	14.3%
Hotels and Packages	116.8	105.8	20.2%
Bus Ticketing	45.1	37.7	29.0%
Others	24.4	20.5	29.8%
Results from Operating Activities	36.7	34.4
Adjusted Operating Profit (also referred to as Adjusted EBIT)[3]	46.2	44.2
Profit (Loss) for the Period	1.8	(5.7)
Adjusted Net Profit Before Tax	46.2	36.4

1.
Strong growth in Adjusted Margin across segments with Air Ticketing growing 14.3%, Hotels and Packages growing 20.2%, Bus Ticketing growing 29.0% and Others growing 29.8% YoY in constant currency.
2.
We continue to build on our AI initiatives:
a.
Expanding adoption: Myra engaged in over 90,000 daily conversations across multiple Indian languages and English, of which more than 55% originated from Tier II and Tier III cities in India, during the quarter ended September 30, 2026. Further, in the quarter ended September 30, 2026, Myra resolved over 53% of post-booking queries in relation to flights and hotels. Myra has capabilities spanning end-to-end trip planning, voice interactions and in-chat payments and assisted on an average of more than 3,000 completed bookings per day during the quarter ended September 30, 2026.

b.
Higher conversion: Customers engaging with Myra completed approximately 1.7 times more bookings compared with non-Myra users for the quarter ended September 30, 2026. In addition, customers from Tier II and Tier III cities in India engaging with Myra completed approximately 2.1 times more bookings compared with non-Myra users for the quarter ended September 30, 2026.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“We delivered strong growth despite a challenging travel environment, with Gross Bookings increasing 20.9% year on year in constant currency to $2.7 billion. Growth in hotels and ground transport underscored the resilience of our diversified portfolio and our ability to serve evolving customer needs. We are using AI to simplify travel planning and booking, supported by our extensive supply network, integrated distribution platform and trusted service. We continue to invest with discipline to capture India’s long-term travel opportunity and deliver sustainable, profitable growth.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results, assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (AOP) is commonly referred to among investors and analysts in India as Adjusted EBIT.